

March 24, 2023

Mark R. DeFazio
President and Chief Executive Officer
Metropolitan Bank Holding Corp.
99 Park Avenue
New York, New York 10016

      Re: Metropolitan Bank Holding Corp.
          Post-Effective Amendment No. 2 to Registration Statement on Form S-3
          Filed February 28, 2023
          File No. 333-260532

Dear Mark R. DeFazio:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Post-Effective Amendment No. 2 to Form S-3 filed February 28, 2023</u>

<u>General</u>

1.   Please include a recent developments section to provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

2.   In your recent developments section please discuss, to the extent material, how the bankruptcies of certain crypto asset market participants, including Voyager Digital, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

3. In your recent developments section please describe, if material to an understanding of your business, any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
    - Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
    - Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
    - Have the crypto assets of their customers unaccounted for.
    - Have experienced material corporate compliance failures.

4. In your recent developments section please discuss, to the extent applicable and material to an understanding of your business, any steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Risk Factors, page 5

5. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

6. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

7. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

8. To the extent applicable, describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

9. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

10. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
    - Risk from depreciation in your stock price.
    - Risk of loss of customer demand for your products and services.

- Financing risk, including equity and debt financing.
- Risk of increased losses or impairments in your investments or other assets.
- Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
- Risks from price declines or price volatility of crypto assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Gregory M. Sobczak